

Mail Stop 3030

October 17, 2016

Via E-mail
Brian A. Deck
Executive Vice President and Chief Financial Officer
John Bean Technologies Corporation
70 West Madison Street
Chicago, Illinois 60602

> **Re:**   **John Bean Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed July 28, 2016**
> **File No. 001-34036**

Dear Mr. Deck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Inventory Valuation, page 36

1.   We note that the current year's discussion reflects a change in the demonstrated usage period used to assess and quantify excess and obsolete inventory. Please confirm that you changed the demonstrated usage period from two years to three years in fiscal 2015 and if so, tell us the quarterly period in which the change was adopted, describe the

nature and timing of the changes in facts and circumstances that resulted in this change in estimate, and support your conclusion that the change is preferable. Quantify for us the impact of this change on your financial statements and tell us how you considered the disclosures required by ASC 250-10-50-4. Revise critical accounting policies in future filings to discuss this and similar changes in estimates.

Item 8. Financial Statements and Supplementary Data

Note 2. Acquisitions, page 49

2.   In future filings please include the disclosures required by ASC 805-10-50-2(h)(1) and ASC 805-30-50-1(c) for contingent consideration. Refer to Example 5 in ASC 805-10-55-43.

Note 7. Income taxes, page 57

3.   Please describe to us the transactions that resulted in the 6% impact reflected in your federal to effective income tax rate reconciliation relating to tax on foreign intercompany dividends and deemed dividends for tax purposes. Tell us whether this item relates to the short-term intercompany borrowings program discussed on page 33 and, if so, in future filings revise the income tax and liquidity discussions in MD&A to disclose the impact from similar transactions. Refer to Item 303(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 22

4.   In future filings, please revise the discussions of your restructuring expenses related to your optimization program to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to your prior year restructuring activities, disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brian A. Deck
John Bean Technologies Corp
October 17, 2016
Page 3

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery